SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                                TargitInteractive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                87613A 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              C. Dennis Kozlowski
                   P.O. Box 910, Exeter, New Hampshire 03833
                                 (603) 775-2204
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.87613A 10 3                       13D                 Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        L. Dennis Kozlowski

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,200,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,200,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87613A 10 3                       13D               Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $.01, of TargitInteractive, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 155 Commerce Way, Portsmouth, New Hampshire 03801

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  L. Dennis Kozlowski

     (b)  The address of Mr. Kozlowski is P.O. Box 910, Exeter, New Hampshire
          03833

     (c) Mr. Kozlowski's present principal occupation is Chairman of the Board and Chief Executive Officer of Tyco International Ltd, The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke, NH 08, Bermuda.

     (d) During the past five years, Mr. Kozlowski has not been convicted in a criminal proceeding and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

     (e) During the past five years, Mr. Kozlowski has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mr. Kozlowski is an American citizen.



________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The shares were issued upon conversion of convertible notes issued in the acquisition by the Issuer of TargitMail, Inc., of which Mr. Kozlowski was a principal stockholder. Mr. Kozlowski acquired his shares in TargitMail, Inc. directly from the company for cash.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Mr. Kozlowski acquired the shares of the Issuer for investment purposes only.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Kozlowski was the beneficial owner of 6,200,000 shares of Common Stock of the Issuer as of August 10, 2001, which represent 26.6% of the Issuer's Common Stock. Such shares consist of 5,200,000 shares and warrants to purchase 1,000,000 shares of common stock with an exercise price of $1.00 per share that expire June 30, 2002.

     (b) Mr. Kozlowski has the sole power to vote, or to direct the vote of, the shares of common stock held by him. Mr. Kozlowski has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. Mr. Kozlowski disclaims beneficial ownership of any other shares of the Issuer's common stock held by any other person.

     (c) The shares were issued upon conversion of convertible notes issued in the acquisition by the Issuer on May 29, 2001 of TargitMail, Inc., of which Mr. Kozlowski was a principal stockholder. The note was converted on August 15, 2001.

     (d)  None

     (e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Kozlowski owns warrants to purchase 1,000,000 shares of the Issuer's Common Stock with a purchase price of $1.00 per share, which expire on June 30, 2002.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       August 15, 2001
                                                --------------------------------
                                                           (Date)



                                                /s/ L. Dennis Kozlowski
                                                --------------------------------
                                                       (Signature)


                                                    L. Dennis Kozlowski
                                                --------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).